SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month June, 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

+44 (0)750 130 8322

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F ☒Form 40-F ☐

Results of 2025 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Thursday, June 26, 2025. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in the attached exhibit, which is being furnished herewith.

Exhibit

Reference is made to the exhibit attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025

FERROGLOBE PLC

By: /s/ Marco Levi

Name: Marco Levi

Title: Chief Executive Officer (Principal Executive
Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 26, 2025

Ferroglobe PLC announces the results of its Annual General Meeting held on Thursday, June 26, 2025. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

No.	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2024 (the “U.K. Annual Report and Accounts”) be received.	144,030,223	99.97	24,584	0.02	77.27	12,856

2.	THAT the directors’ remuneration policy (the “Remuneration Policy”), as set out on pages 43 to 57 of the U.K. Annual Report and Accounts be approved.	116,983,592	81.20	24,219,854	16.81	62.76	2,864,217

3.	THAT the directors’ annual report on remuneration for the financial year ended 31 December 2024 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 39 to 42 and 58 to 68 of the U.K. Annual Report and Accounts be approved.	142,318,571	98.79	1,472,412	1.02	76.35	276,680

4.

THAT, in accordance with Part 14 of the Companies Act and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiary of the Company at any time during the period for which this resolution has effect) be authorized to: (i) make political donations to political parties or independent election candidates; (ii) make political donations to political organizations other than political parties, and (iii) incur political expenditure, in each case, as such terms are defined in the Companies Act, provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. Such authority shall expire at the conclusion of the Company’s next annual general meeting. For the purposes of this resolution, the authorized sum may comprise sums in different currencies that shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate.

		143,629,155	99.70	420,247	0.29	77.05	18,261

5.	THAT the rules of the Ferroglobe Plc Equity Incentive Plan in a proposed updated form (the “Renewed EIP”), the principal terms of which are summarised in this Notice, and a copy of which are produced in draft to this meeting and initialled by the Chair of the meeting for the purpose of identification, be and are hereby approved for adoption by the directors of the Company.	117,003,927	81.21	24,201,209	16.80	62.77	2,862,527

6.	THAT Javier López Madrid be re-elected as a director.	136,214,263	94.55	7,844,088	5.44	73.08	9,312

7.	THAT Marco Levi be re-elected as a director.	136,776,525	94.94	7,281,776	5.05	73.37	9,362

8.	THAT Marta de Amusategui y Vergara be re-elected as a director.	101,738,205	70.61	42,234,046	29.32	54.58	95,412

9.	THAT Bruce L. Crockett be re-elected as a director.	98,668,282	68.48	45,390,519	31.51	52.94	8,862

10.	THAT Stuart E. Eizenstat be re-elected as a director.	143,898,789	99.88	74,062	0.05	77.20	94,812

11.	THAT Manuel Garrido y Ruano be re-elected as a director.	136,713,690	94.89	7,259,111	5.04	73.35	94,862

12.	THAT Juan Villar Mir de Fuentes be re-elected as a director.	136,692,483	94.88	7,280,368	5.05	73.33	94,812

13.	THAT Belen Villalonga Morenés be re-elected as a director.	101,768,294	70.64	42,204,467	29.29	54.60	94,902

14.	THAT Silvia Villar-Mir de Fuentes be re-elected as a director.	136,684,999	94.88	7,347,501	5.10	73.33	35,163

15.	THAT Nicolas De Santis be re-elected as a director.	142,820,374	99.13	1,238,427	0.86	76.63	8,862

16.	THAT Rafael Barrilero Yarnoz be re-elected as a director.	142,960,834	99.23	1,011,967	0.70	76.70	94,862

17.	THAT KPMG LLP be re-appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	159,331,940	99.96	49,012	0.03	85.47	14,049

18.	THAT the Audit Committee of the Board be authorized to determine the auditor’s remuneration.	144,027,189	99.97	30,014	0.02	77.26	10,460